Exhibit 99.2

Global Partner for Success

HiSoft Technology International Limited

33 Lixian Street, Qixianling Industrial Base,

Hi-Tech Zone, Dalian, 116023,

People’s Republic of China

T: +86-84556666

F: +86-84791350

E: investor_relations@hisoft.com

W: www.hisoft.com

HISOFT TECHNOLOGY INTERNATIONAL LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for the annual general meeting of shareholders to be held on October 15, 2012 at 9:00 a.m., Beijing time (or October 14, 2012 at 9:00 p.m., EDT), or at any adjournment or postponement thereof. The annual general meeting will be held at Fangda Partners, Beijing Office, located at 21/F, China World Tower, 1 Jian Guo Men Wai Avenue, Beijing 100004, P.R. China.

This proxy statement and other proxy materials can be found on the “Shareholder Services” page available under the “Investors” tab of HiSoft’s website at http://www.hisoft.com.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on September 4, 2012 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of September 4, 2012, 659,026,180 of our common shares, par value US$0.0001 per share, were issued and outstanding, of which approximately 82.04% were represented by ADSs. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative that represent not less than one-third in nominal value of our issued and outstanding voting shares will constitute a quorum for all purposes.

Voting and Solicitation

Each common share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting; or (ii) by any one shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting.

Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our common shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the common shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the common shares will be voted at the proxy holder’s discretion in respect of each resolution and as to other matters that may properly come before the annual general meeting. Abstentions by holders of common shares are included in the determination of the number of common shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Deutsche Bank Trust Company Americas, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs the notice of annual general meeting and an ADR Voting Card. Upon the written request of an owner of record of ADSs, Deutsche Bank Trust Company Americas will endeavor, to the extent practicable, to vote or cause to be voted the amount of common shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. Deutsche Bank Trust Company Americas has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the common shares represented by the ADSs, only Deutsche Bank Trust Company Americas may vote those common shares at the annual general meeting.

There is no guarantee that holders of the ADSs or any such holder in particular will receive the notice described above with sufficient time to enable such holder to return any voting instructions to Deutsche Bank Trust Company Americas in a timely manner. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed ADR Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADR Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by Deutsche Bank Trust Company Americas from a holder of ADSs by 3 p.m., EDT, October 10th, 2012, Deutsche Bank Trust Company Americas will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the annual general meeting to vote in favor of each proposal recommended by our Board of Directors and against each proposal opposed by our Board of Directors.

PROPOSAL 1:

RE-ELECTION OF DIRECTORS — MR. CHENG YAW SUN

The Board proposed to re-elect Mr. Cheng Yaw Sun as director of the Company and to authorize the Board of Directors to fix the director’s remuneration.

The biography of the nominee is as follows:

Cheng Yaw Sun, 55, was appointed to our Board in November 2007 and has been our non-executive chairman since August 2011, a role that he previously served from March 2008 to July 2009. He served as our executive chairman from August 2009 to July 2011. Prior to joining us as an independent director in November 2007, he was managing director of China Hewlett-Packard Co., Ltd. and vice president of Hewlett-Packard Company from 2002 to 2007. Prior to the merger of Hewlett-Packard Company and Compaq Computer Corporation, Mr. Sun served as managing director of China Hewlett-Packard Co., Ltd. from 2000 to 2001. From 1991 to 1999, he worked as a general manager of the Computer Systems Group in China Hewlett-Packard Co., Ltd. Mr. Sun joined Hewlett-Packard Taiwan Ltd. in 1982 as a system engineer where he held various sales management positions from 1983 to 1990. Mr. Sun is also a non-executive chairman of ALi Corporation, an integrated circuit company listed on the Taiwan Stock Exchange, a position he has held since March 2008. Mr. Sun has a bachelor’s degree in computer science from Chung Yuan Christian University of Taiwan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 2:

RE-ELECTION OF DIRECTORS — MR. TERRY MCCARTHY

The Board proposed to re-elect Mr. Terry McCarthy as director of the Company and to authorize the Board of Directors to fix the director’s remuneration.

The biography of the nominee is as follows:

Terry McCarthy, 68, has served as our independent director since November 2007. Mr. McCarthy is the Chief Financial Officer of QBotix, Inc. since June, 2012. He is the chairman of our audit committee. He is a managing member and investor of TriUnited Investors, LLC, Kansas. He was an independent director and audit committee chairman of Solarfun Power Holdings Co., Ltd., a Nasdaq-listed company, from 2006 to 2010 and was its chief financial officer in 2009. He was an independent director and audit committee chairman of Agria Corporation, a NYSE listed company, from 2007 to 2010. From 1985 to 2006, Mr. McCarthy worked for Deloitte & Touche LLP in San Jose, California in various roles as a managing partner, tax partner-in-charge and client services partner. Beginning in 1999, he worked extensively with companies entering the China market and, from 2003 to 2006, he was associate managing partner of the Deloitte U.S. Chinese Services Group. In 1976, Mr. McCarthy co-founded Hayes, Perisho & McCarthy, Inc., a CPA firm in Sunnyvale, California, where he was an audit partner and president from 1976 to 1985. From 1972 to 1976, he held several positions at Hurdman & Cranstoun, CPAs, including senior audit manager. He received a bachelor’s degree from Pennsylvania State University, a master’s degree in business administration from the University of Southern California and master’s degree in taxation from Golden Gate University.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RE-ELECTION OF THE NOMINEE NAMED ABOVE.

PROPOSAL 3:

APPOINTMENT OF INDEPENDENT AUDITORS FOR FISCAL YEAR 2012

Our audit committee recommends, and our Board of Directors concurs, that Deloitte Touche Tohmatsu CPA Ltd. be appointed as our independent auditors for the fiscal year ending December 31, 2012 at the remuneration fixed by our Board of Directors.

The Company hereby seeks the shareholders’ approval to appoint Deloitte Touche Tohmatsu CPA Ltd. as its independent auditors for fiscal year 2012 at the remuneration fixed by the Board of Directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD. AS OUR INDEPENDENT AUDITORS FOR FISCAL YEAR 2012 AT A FEE AGREED BY THE BOARD OF DIRECTORS.

PROPOSAL 4:

RATIFICATION OF THE ADOPTION OF THE AUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR 2011 AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, AND THEIR INCLUSION IN THE COMPANY’S 2011 ANNUAL REPORT

The Company has prepared, and Deloitte Touche Tohmatsu CPA Ltd. has audited, the Company’s consolidated financial statements (the “Audited Financial Statements”) as of and for the year ended December 31, 2011 in accordance with the United States generally accepted accounting principles. The Company hereby seeks the shareholders’ ratification of the adoption of the Audited Financial Statements and the inclusion of the Audited Financial Statements of fiscal year 2011 in the Company’s 2011 annual report. Along with the Audited Financial Statement, the Company hereby seeks the shareholders’ ratification of the adoption by the Company and inclusion in the Company’s 2011 annual report of the Report of Independent Registered Public Accounting Firm issued by Deloitte Touche Tohmatsu CPA Ltd. with respect to the Audited Financial Statements.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE ADOPTION BY THE COMPANY AND THE INCLUSION IN THE COMPANY’S 2011 ANNUAL REPORT OF THE AUDITED FINANCIAL STATEMENTS AND THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 5:

AUTHORIZATION OF THE BOARD OF DIRECTORS

The Company hereby seeks the shareholders’ approval to authorize the Board of Directors to take any and every action that might be necessary to effect the foregoing proposals 1 to 4 as the Board of Directors, in its absolute discretion, thinks fit.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE AUTHORIZATION OF THE BOARD OF DIRECTOR TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING PROPOSALS 1 TO 4.

THIS DOCUMENT DOES NOT RELATE TO THE PROPOSED MERGER WITH VANCEINFO, AND YOU ARE NOT BEING ASKED TO VOTE ON ANY PROPOSALS RELATED TO THE TRANSACTIONS RELATED TO THE PROPOSED MERGER AT THIS TIME.

On August 10, 2012, the Company announced that it has signed a definitive merger agreement with VanceInfo Technologies Inc. (“VanceInfo”), under which the companies will be combined in an all-stock merger of equals.  Matters relating to the proposed merger are not being submitted for approval by the shareholders of the Company at this AGM — a separate extraordinary general meeting (“EGM”) of the Company will be convened at a later time for approval by the shareholders of the Company of such matters.  In connection with the proposed merger, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a preliminary joint proxy statement of the company and a preliminary prospectus of HiSoft, and information regarding such EGM, which is subject to review and comments by the SEC and further changes. The Company urges investors and shareholders to read the preliminary joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC, as well as any future amendment to such registration statement filed with the SEC, carefully and in their entirety when they become available because they contain important information about the proposed merger. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about the Company and VanceInfo (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

By Order of the Board of Directors,

/s/ Sun Cheng Yaw

Sun Cheng Yaw
Chairman
Dated: September 4, 2012